Exhibit 99.1

MACROCURE LTD.

25 Hasivim Street, Petach Tikva 4959383, Israel

February 17, 2015
________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 11, 2015
________________________

Dear Macrocure Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders, or the Meeting, of Macrocure Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Wednesday, March 11, 2015 at our offices at 25 Hasivim Street, Petach Tikva 4959383, Israel.

The Meeting is being called for the following purposes: (i) the approval, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, of the payment of an amended compensation package to Mr. Nissim Mashiach, the Company's Chief Executive Officer, for the 2015 year; and (ii) the approval, in accordance with the requirements of the NASDAQ Listing Rules and the Companies Law, respectively, of amendments to the Company’s 2013 Share Incentive Plan that will (a) increase the number of shares available for issuance thereunder by 400,000, and (b) provide for acceleration of vesting of options granted to our directors from time to time upon the consummation of an acquisition of (or other similar transaction involving) the Company.

Shareholders of record at the close of business on Monday, February 9, 2015 are entitled to vote at the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com). An electronic copy of the enclosed proxy materials will also be available for viewing at http://investor.macrocure.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on February 12, 2015, at the registered office of the Company, 25 Hasivim Street, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-923-5556.

Sincerely, David Ben-Ami Chairman of the Board of Directors

MACROCURE LTD.

25 Hasivim Street, Petach Tikva 4959383, Israel

Telephone: +972-3-923-5556

__________________________

PROXY STATEMENT
______________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Macrocure Ltd., to which we refer as Macrocure or the Company, to be voted at a Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Wednesday, March 11, 2015, at our offices at 25 Hasivim Street, Petach Tikva 4959383, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being mailed to or otherwise made available to holders of Macrocure ordinary shares, on or about Tuesday, February 17, 2015.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Monday, February 9, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1) Approval, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, of the payment of an amended compensation package to Mr. Nissim Mashiach, the Company's Chief Executive Officer, or the CEO, for the 2015 year; and

(2) Approval, in accordance with the requirements of the NASDAQ Listing Rules and the Companies Law, respectively, of amendments to the Company’s 2013 Share Incentive Plan that will (a) increase the number of shares available for issuance thereunder by 400,000, and (b) provide for acceleration of vesting of options granted to our directors from time to time upon the consummation of an acquisition of (or other similar transaction involving) the Company.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the proposals.

Quorum

As of the close of business on February 9, 2015, the record date for the Meeting, we had 16,262,465 ordinary shares issued and outstanding. Each ordinary share outstanding as of that time is entitled to one vote upon each proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal 1 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of the vote on Proposal 1, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder for purposes of the proposal if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For purposes of this proposal, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposal 1.

A “personal interest” of a shareholder, for purposes of the vote on Proposal 1, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal 1; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote on Proposal 1 (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. Since it is highly unlikely that any of our public shareholders has a personal interest in the approval of Proposal 1 and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card that includes a vote on Proposal 1 will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the proposal.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 1, you should indicate the existence of a personal interest on the enclosed proxy card and should furthermore contact our V.P. Finance, Shai Lankry, at shai@macrocure.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of Proposal 1, you may also contact the representative managing your account, who could then contact our V.P. Finance on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from: http://investor.macrocure.com and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our V.P. Finance via e-mail to shai@macrocure.com or via fax to +972-3-923-5558. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  We will generally not be able to count a proxy card unless we receive it at our principal executive offices at 25 Hasivim Street, Petach Tikva 4959383, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 3:00 pm, Israel time on March 9, 2015). Our Chairman may waive that requirement, however, in accordance with our articles of association.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to the proposals, your shares will be voted in favor of the proposals, in accordance with the recommendation of the Board. However, in the case of a voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to the proposals (commonly referred to as a “broker non-vote”) if you do not provide voting instructions. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the proposals. Such shares have no impact on the outcome of the voting on the proposals. In all cases, you must remember to indicate in writing whether you have a personal interest in the approval of the proposals. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to vote at the Meeting if you were a shareholder of record at the close of business on Monday, February 9, 2015. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on February 9, 2015, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to submit your voting proxy directly to our V.P. Finance (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about February 17, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.macrocure.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 9, 2015 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of February 9, 2015 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially is based on 16,262,465 ordinary shares outstanding as of February 9, 2015. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Macrocure Ltd., 25 Hasivim Street, Petach Tikva 4959383, Israel.

	Number and Percentage of Ordinary Shares Beneficially Owned
Name	Number		Percent
5% or Greater Shareholders (other than directors and executive officers)
Pontifax (Israel) and affiliated venture funds(1)	1,861,134	(2)	11.2%
Viola Private Equity I, L.P.(3)	1,822,006	(4)	10.8%
Viatcheslav Mirilashvili(5)	3,333,032	(6)	19.7%
Directors and Executive Officers
Nissim Mashiach	859,602	(7)	5.0%
Michael Molyneaux, MD	*		—
Shai Lankry+	*		—
David Ben Ami	1,840,000		11.3%
Ze’ev Bronfeld	2,688,746		16.5%
Ranan Grobman	383,303	(8)	2.4%
Tomer Kariv	1,861,134	(9)	11.0%
Jonathan Kolber	—	(10)	—
Yuval Yanai	—		—
Katherine Wolf	—		—
All Directors and Executive Officers as a Group (10 persons)	7,652,795	(11)	44.6%

*Less than one percent.

+As of February 10, 2015, we appointed Mark Page to the position of Chief Financial Officer and gave Shai Lankry the title of V.P. Finance.

(1)
The address of Pontifax (Israel) and its affiliated venture funds, to which we refer collectively as Pontifax, is 14 Shenkar St., Herzliya Pituach, PO Box 4093, Herzliya, 46140, Israel. Each of Mr. Tomer Kariv, who is the chief executive officer of Pontifax, and Mr. Ron Nussbaum, shares voting and dispositive power with respect to the shares held by Pontifax.

(2)	Includes an aggregate of 320,344 ordinary shares issuable upon the exercise of warrants at an exercise price per share of NIS 0.01, all of which are currently exercisable.

(3)
The address of Viola Private Equity I, L.P., or Viola, is Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel. Mr. Harel Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola and may be deemed to be the beneficial owners of the shares held by Viola.

(4)	Includes an aggregate of 669,898 ordinary shares issuable upon the exercise of warrants at the weighted average exercise price of NIS 0.01, all of which are currently exercisable.

(5)	The address of Viatcheslav Mirilashvili is Hamanofim St., Herzliya Pituach, Herzliya, 46725, Israel.

(6)
Consists of (i) (a) 2,254,010 ordinary shares and (b) 439,760 ordinary shares issuable upon the exercise of warrants that are currently exercisable at an exercise price per share of NIS 0.01, held by Mr. Mirilashvili, and (ii) (a) 391,184 ordinary shares and (b) 248,078 ordinary shares issuable upon the exercise of warrants that are currently exercisable at the weighted average exercise price per share of NIS 0.01, held by Vaizra Ventures Ltd., or Vaizra Ventures, an entity in which Viatcheslav Mirilashvili indirectly holds 100% of the equity. As described in footnote (8) below, an entity for which Ranan Grobman, a director of our company, serves as a director and in which he holds a 40% equity interest, holds a currently exercisable option to purchase 10% of the ordinary shares of our company beneficially owned by Mr. Mirilashvili (including shares held or beneficially owned by Vaizra Ventures), in the aggregate.

(7)	Consists entirely of options to purchase ordinary shares, all of which are currently exercisable.

(8)
Includes 333,303 ordinary shares that constitute 10% of the 3,333,032 ordinary shares beneficially owned by Mr. Mirilashvili (including via Vaizra Ventures), in the aggregate, which are subject to a currently exercisable option to purchase that is held by an entity in which Mr. Grobman holds a 40% equity interest and for which he serves as a director. Mr. Grobman disclaims beneficial ownership of those 333,303 ordinary shares except to the extent of his pecuniary interest therein.

(9)
Consists of the 1,861,134 ordinary shares beneficially owned by Pontifax, for which Mr. Kariv serves as chief executive officer. Mr. Kariv and Ran Nussbaum share voting and dispositive power with respect to the shares held by Pontifax.

(10)
Excludes the 1,794,506 ordinary shares beneficially owned by Viola, for which Mr. Kolber serves as a general partner, as Mr. Kolber does not possess voting or dispositive power with respect to those shares.

(11)	Please see footnotes 7 through 10 above for information concerning the beneficial ownership of our directors and executive officers.

PROPOSAL 1

PAYMENT OF AMENDED COMPENSATION PACKAGE TO OUR CHIEF EXECUTIVE OFFICER FOR 2015

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Mr. Nissim Mashiach has served in his capacity as our President and CEO since June 2012.  During such time, Mr. Mashiach has been instrumental our Company’s operational successes, including our achievement of the following recent milestones:

•
Completion of patient enrollment in early September 2014 for our ongoing Diabetic Foot Ulcer (DFU), pivotal, Phase III, randomized, double-blind, and placebo controlled clinical trial, or the DFU trial, which met the previously disclosed timing for this milestone.

•
The strong recruitment rates for our ongoing Venous Leg Ulcer (VLU), pivotal, Phase III, randomized, double-blind, and placebo controlled clinical trial, or the VLU trial, which commenced patient enrollment in May 2014 (as of October 1, 2014, 25-plus sites in the United States were fully operational for this trial).

•
Our agreement with the U.S. Food & Drug Administration (FDA) in September 2014 to remove a blood matching requirement, which was previously necessary when administering CureXcell, our lead product candidate for the treatment of chronic and hard-to-heal wounds.

Mr. Mashiach was furthermore at the forefront of the successful consummation of our initial public offering in the United States, or IPO, and listing on the NASDAQ Stock Market, which were completed in August 2014.

In determining the proposed amended terms for Mr. Mashiach’s compensation for 2015, which are described below and which we refer to as the Compensation Package, our Compensation Committee and Board considered the factors enumerated in the compensation policy for our office holders (as defined in the Companies Law) that was adopted by our shareholders at a special general meeting of shareholders held on December 30, 2014, or the Compensation Policy. Our Compensation Committee and Board expressed the view that the terms and conditions of the Compensation Package: (i) are appropriate, given the background and experience of Mr. Mashiach, (ii) are aligned with market conditions for companies of similar position and size, and for executives of similar experience level and quality (based on comparative analysis conducted by the Compensation Committee), and (iii) are consistent with the Compensation Policy. Our Compensation Committee and Board view the amended Compensation Package as a means to incentivize further success on the part of Mr. Mashiach and our Company’s employees as a whole.

Under the Compensation Package, Mr. Mashiach would receive an annual base salary of $400,000 for 2015 (retroactive to the start of the year) and would be considered for a target annual cash bonus of $240,000, which represents 60% of the annual base salary. Payment of the cash bonus would be conditioned on our and/or Mr. Mashiach’s achievement of the following targets (as to be determined by the Compensation Committee):

Target	Weight	Amount
Addition and retention of additional senior management team members	40%	$96,000
Demonstrating efficacy for CureXcell in an in-vivo study that will be used for a future IND filing with the FDA, for at least one indication.	40%	$96,000
Discretionary (at the discretion of the Board)	20%	$48,000
Total	100%	$240,000

In addition, Mr. Mashiach would be granted equity compensation in the form of options to purchase 135,000 of our ordinary shares, at an exercise price equal to the fair market value at the day of grant. The vesting of the options would occur over a four year period but would only begin (for those options for which vesting is linked to achievement of a particular milestone) upon the achievement of the following specific milestones:

Equity Milestone	Weight	Number of Options Linked to Milestone
Meet primary endpoint in DFU trial by October 31, 2015 (in accordance with the trial design, as determined by the FDA)	60%	81,000
Data Safety Monitoring Board’s written consent to proceed with the VLU trial, following review of the futility analysis for that trial	20%	27,000
Discretionary (by December 31, 2015, at the Board’s discretion)	20%	27,000
Total	100%	135,000

The options that are linked to achievement of a particular milestone would expire at the target equity milestone date if the relevant milestone is not yet achieved, as determined by our Board.

Notwithstanding the foregoing vesting schedule, the entire option grant (that is, all 135,000 options) would become fully vested and exercisable as of immediately prior to, and conditional upon, the consummation of an M&A Event, which is defined as any of the following: (i) an acquisition, merger or consolidation of our Company as a result of which the shareholders prior to such event do not own a majority of the shares of the surviving entity, (ii) a sale of all or substantially all of the assets, or all or substantially all of the shares, of our Company.  This acceleration would occur even if an equity milestone is not yet achieved, so long as the binding agreement for an M&A Event is signed prior to the relevant target equity milestone date.

Proposed Resolution

We are proposing that our shareholders approve the payment of the Compensation Package to Mr. Mashiach in 2015, via the  adoption of the following resolution at the Meeting:

“RESOLVED, that the payment of an amended compensation package to Mr. Nissim Mashiach, the President and Chief Executive Officer of the Company, in respect of the 2015 year, as described in Proposal 1 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Majority

The vote required for approval of payment of the compensation package  to Mr. Mashiach is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the payment of the Compensation Package requires that either of the following two voting conditions be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of payment of the Compensation Package that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the payment of the Compensation Package  does not exceed two percent (2%) of the aggregate voting rights in our Company.

Please see the discussion under “Vote Required for Approval of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 1, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution under Proposal 1.

PROPOSAL 2

APPROVAL OF AMENDMENTS TO THE COMPANY’S 2013 SHARE INCENTIVE PLAN

Background

Our Compensation Committee, Board and management all believe that the effective use of stock-based, long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plan and achieve strong performance in the future.  Stock-based compensation incentivizes our officers, employees and directors by providing a direct link between compensation and long-term shareholder value creation.  In furtherance of these objectives, our Compensation Committee and Board have adopted two amendments, or the Plan Amendments, to our 2013 Share Incentive Plan, or the 2013 Plan, each of which is subject to the approval of our shareholders at the Meeting. The text of the proposed Plan Amendments is annexed to this Proxy Statement as Appendix A.

The first of the Plan Amendments, for which we require the approval of our shareholders under the NASDAQ Listing Rules, proposes an increase, by 400,000, in the number of ordinary shares reserved for issuance under the 2013 Plan.  The 2013 Plan, which was originally adopted by our Company in October 2013, originally authorized the issuance of 24,094 shares (which, after application of the 46-for-1 share split that was effective prior to the consummation of the IPO, constituted 1,108,324 shares). As of the consummation of the IPO, the reserved pool (consisting of shares that were either (i) issuable under outstanding options or (ii) available for issuance under future share-based grants) totaled 827,218 ordinary shares. Pursuant to an amendment to the 2013 Plan that our shareholders adopted prior to the IPO, the number of shares issuable under the 2013 Plan automatically increases on an annual basis, commencing on January 1, 2015, by an amount equal to the lesser of (i) 2% of the number of outstanding shares as of the prior year-end and (ii) an amount determined by our board of directors.

After applying the 2% increase that was effective on January 1, 2015, the size of the pool of shares available for future grants under the 2013 Plan (after excluding shares available for issuance under outstanding options) stands at 430,683 ordinary shares.  The first Plan Amendment would increase that available pool by 400,000 shares, thereby providing us with a total of 830,683 shares available for future issuances (or 1,552,468 shares in total reserved for already outstanding and/or future grants under the 2013 Plan). .  This first Plan Amendment would enable our Company to continue to use the 2013 Plan for stock-based incentive awards. We expect to use the additional 400,000 shares primarily for awards to new hires, as part of the expansion of our operations concomitantly with our progress towards commercialization of our  CureXcell product candidate.

By increasing the number of shares authorized under the 2013 Plan, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the Compensation Committee, our Board and our management, over the course of 2015. If this proposal is not approved by our shareholders, we anticipate that we will not have enough shares available to fund awards under the 2013 Plan in a manner that will enable us to execute our short-term business plan.

The second of the two proposed Plan Amendments provides for acceleration of vesting of options granted to our directors from time to time upon the consummation of an acquisition of (or other similar transaction involving) the Company. The definition of the type of transaction that triggers such acceleration is an “M&A Event,” which has the same meaning as what is described in Proposal 1 above (with respect to the acceleration of vesting of options granted to our CEO).  Specifically, an “M&A Event” is defined as any of the following: (i) an acquisition, merger or consolidation of our Company as a result of which the shareholders prior to such event do not own a majority of the shares of the surviving entity, or (ii) a sale of all or substantially all of the assets, or all or substantially all of the shares, of our Company.  The acceleration of vesting may be waived in writing, in advance, by a particular director. Because this amendment to the 2013 Plan provides a compensatory benefit to our directors, it requires the approval of our shareholders under the Companies Law.

The purpose of this second Plan Amendment is to create an additional incentive for each of our directors to act in the best interest of our Company and our shareholders in the event that our Board is presented with a proposal for acquisition of our Company, without the concern of being adversely affected in terms of loss of unvested options should they be removed from, or required to resign from, the Board in connection with such a transaction.  This acceleration may be provided for by the Board at its discretion in any case under the current 2013 Plan in connection with a particular acquisition transaction.  The proposed amendment merely provides for such acceleration on an automatic basis,.

The principal features of the 2013 Plan are summarized under the heading “Share Incentive Plans—2013 Share Incentive Plan” in the final prospectus for our IPO, which we filed with the SEC on July 31, 2014 pursuant to Rule 424(b)(4) under the Securities Act, and which is incorporated by reference into this Proxy Statement. That summary does not contain all information concerning the 2013 Plan. A copy of the complete text of the 2013 Plan, as amended, was filed as Exhibits 10.2 and 10.2.1 to our Registration Statement on Form F-1 for the IPO (SEC file number 333-196961), and the description of the 2013 Plan set forth in the final IPO prospectus is qualified in its entirety by reference to the full text of the 2013 Plan, as amended to date.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the amendments to the Company’s 2013 Share Incentive Plan that are described in Proposal 2 of, and are set forth in Appendix A to, the Proxy Statement with respect to the Meeting, be, and the same hereby are, approved in all respects.”

Required Majority

The vote required for the approval of the Plan Amendments is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution under Proposal 2.

ADDITIONAL INFORMATION

 The Company’s final prospectus from its initial public offering, filed with the SEC on July 31, 2014, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.macrocure.com.

 The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Petach Tikva, Israel February 17, 2015	By order of the Board of Directors: David Ben Ami, Chairman of the Board of Directors

APPENDIX A

PROPOSED AMENDMENTS TO COMPANY’S 2013 SHARE INCENTIVE PLAN

1.	Section 5 of the Plan shall be deleted and replaced in its entirety with the following:

“5.  SHARES.

The number of Shares reserved for the grant of Awards under the Plan shall be 1,552,468 Shares as of March 11, 2015, or such number as may be reserved for such purpose from time to time, all of which may be granted as Incentive Stock Options, which will be subject to increase effective as of January 1st of each year thereafter, by the lesser of the following: (i) two percent (2%) of the outstanding Ordinary Shares on the last day of the immediately preceding year; and (ii) an amount determined by the Board. The class of said Shares shall be designated by the Board with respect to each Award and the notice of grant shall reflect such designation. Any share underlying an Award granted hereunder which has expired, or was cancelled or terminated or forfeited for any reason without having been exercised, shall be automatically, and without any further action on the part of the Company or any Grantee, returned to the “pool” of reserved Shares hereunder and shall again be available for grant for the purposes of this Plan (unless this Plan shall have been terminated) or unless the Board determines otherwise. The Board may, subject to any other approvals required under any Applicable Law, increase or decrease the number of Shares to be reserved under the Plan. Such Shares may, in whole or in part, be authorized but unissued Shares, or Shares that shall have been or may be reacquired by the Company (to the extent permitted pursuant to the Companies Law) or by a trustee appointed by the Board under the relevant provisions of the Ordinance, the Companies Law or any equivalent provision. Any Shares which are not subject to outstanding options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.”

2.	The following, new Section 14.2.4 shall be added to the Plan:

“14.2.4   Notwithstanding the foregoing, in the event of: (i) an acquisition, merger or consolidation of the Company as a result of which the shareholders prior to such event do not own a majority of the shares of the surviving entity, (ii) a sale of all or substantially all of the assets, or all or substantially all of the shares, of the Company (“M&A Event”), all outstanding and unvested Options that are then held by directors shall become fully vested and exercisable as of immediately prior to, and conditional upon, the consummation of such M&A Event. Such acceleration of vesting may be waived, in writing, by a particular director in advance.”